Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Full interview: Yahoo Finance, July 7, 2021

Miles just mentioned Nextdoor said this week it plans to go public through a merger with a SPAC in a deal valuing the company $4.3 billion dollars. In it’s investor presentation the company said it has 27 million weekly active users in that one and three US household in fact use the platform. Nextdoor added its c sales growing 44% this year $170 million leading to an adjusted operating loss of about $50 million. Sarah Friar is Nextdoor’s CEO and she joins us now. Sarah good to see you here, congrats on this deal, the last data I saw Nextdoor you were valued at 2.2 billion dollars for a capital raise in 2019. Now the valuation has been bumped up to 4.3 billion dollars. Why that bump?

Largely due to growth, we’re in hyper growth mode we saw phenomenal growth in 2020. Our DAU grew 50% year-over-year and as you noted we now reach one and three households in the United States and of course we’re global so we’re in 11 countries around the world 276,000 neighborhoods and then countries like the UK for example were saying that same build happen. Today were in about one and six households and a little it under 1 in 5 in London. And so that scale brings monetization, brings a great business model and so the valuation has risen commensurately.

You outline a little bit in the presentation where you see yourself sitting with respect to competitors. You know I’m looking at the graph where you compare the frequency of use that Nextdoor has to Instagram, Twitter, Spotify, weather channels etc . What I don’t see on there is the Angie lists type home in referral services. How do you think about the opportunity that you guys have there in relation to the opportunity you have with the social networks which is a little more prominent in the presentation.

We are a local network, a community network, and so that is why we do have as a comparison set a lot of the companies that you mentioned where we excel number one in retention so our three month all the way to 2 year retention is head and shoulders above those peers. The second thing that we bring is a really unique audience we do show in the presentation is that people who are coming to Nextdoor aren’t visiting a lot of the other social media sites so for advertisers that way to get their message to people they can’t reach any other way, but to your point we are building our overall market place as well. We have aggregated all of these neighbors and neighborhoods around the world they come to next-door for utility and they comfort community but on the utility side often it’s to find the best plumber in that moment right where you have a leaky faucet or maybe it’s to find the best cup of coffee because you just moved into your new house and you’re getting to know your neighborhood. Of course, that allows us to really speak to those local businesses. We’ve done a lot of investment in the last two years and building out a business platform and an ad platform for them and it’s been incredibly successful as you can see from our revenue growth rate. So that does start to bring us into the zone of folks like Angie’s list and Thumbtack who are actually our customers neighbors because they come to Nextdoor to be able to come to our neighbors and those pros that they have aggregated as well so sometimes it’s a first party return, so a neighbor gives you that recommendation you really need and then sometimes it’s coming from a great customer of ours that can also help you get to that pro in your moment of need.

And you also talk about the TAM for the business and you see it doubling over the next couple of years and I’m just curious how much COVID related mobility trends are driving that or is it more just in a Facebook and Google clearly have a chokehold on the digital ad market but with a growing market, it follows there is a larger opportunity for additional if they can get a toehold.

Yeah, so there’s two ways we define TAM. There’s the TAM of just neighbors coming to the platform and what we see there is Nextdoor has a true network effect, when you join the neighborhood, the neighborhood just got better for everyone else on the network. And so we know that when we start in a younger neighborhood we will see good engagement but when we get up into our top quartile neighborhoods we see an over 2x improvement engagement so what that’s doing is driving the TAM of neighbors who can come to the platform so there’s really good growth there and of course, international only further bolsters that. And what you’re getting to is the digital ad market so there’s not advertiser that isn’t moving either spend online right print, TV just getting harder with digital you can really target your customer and so Nextdoor is part of that shift digital where we are unique is we are hyper local target so whether you’re the local mom-and-pop coffee shop or whether you’re the largest retailers in the world folks like Walmart. we can make sure that you’re getting your message into the neighborhood and often in a really hyper local way we can actually change the message in the app to recognize a neighborhood and maybe a piece of information is particular to that neighborhood so it’s definitely helping drive our growth I think it’s providing yet another new place for digital advertising to happen

Sarah, it’s Julie here, I want to ask you about content moderation which I know it’s been a little bit of a challenge for you guys like it has been for most social networks. A little bit different for you guys because you do have that location attached to your users and I know you have spent some resources trying to fix, for example, some racist comments that had been in some of the discussions. Now that you’re going to have more resources, what kind of efforts are you going to continue to put in or even ramp up when it comes to this area

So this is a hugely important area right we have to earn trust every day. It’s our number one core value. Nextdoor’s really founded on trust so where we’re different from other networks is first but when you join we confirm that you were a real neighbor in the real neighborhood. So we don’t allow avatars and bots and for people to have multiple usernames so what that does is it brings accountability. it’s harder to be completely obnoxious when you know you might end up standing at the soccer field with that same person. On top of that we built local moderation because we think it’s important that technology also plays a part here so we will invest in areas like machine learning and data science to make sure that we’re catching content that may be be inherently toxic in the neighborhood. We want to build out kindness. We’ve done a lot of work with behavioral scientists, some of the best in the world to be able to put into the technology ways to just help you be more accountable and be your better self. we don’t wanna stagnate tough conversations it’s incredibly important right now that we can talk about things like race for example in neighborhoods and so to do that well though we often slow people down we’ve done things like anti-bias training discrimination reminder of kindness reminder and all of these things just stop you in the moment. Remind you that great neighborhoods are created with kindness and we find the people often edit what they’re saying but they still post so the conversation continues but it continues in a much more constructive way

Sarah, I didn’t catch us in the presentation but when do you think the business model will turn profitable.

The way I think about that is in a while we can drive hyper growth investors who want us to keep investing in our profile as a growth company. Historically I often use the rule of 40, investors may have heard of that, the concept is that you add your top line growth rate plus EBITA margin if it ‘s above 40, that means what you’re doing is on a good course. For a high growth like Nextdoor we will keep investing behind that growth probably for many many years because of our ability to do things like take the platform and shift it globally but we know we have a really profitable business model, it’s a proven business model with gross margins over 80%. so if we do need to turn down investment we can do that actually relatively flexibly to turn up overall and profitability slow so for now definitely in growth mode but something to keep a very firm eye on something I’ve learned working in great growth companies like salesforce and square for example.

Sarah you are on the board at slack and you’re on the board at Walmart bored at Walmart since 2018 I imagine somewhat close to when you joined Nextdoor. Not very often you get to work with a family like the Waltons in the CEO over at Walmart and what have you learned on the Walmart board and what have you applied to Nextdoor.

yeah it’s a great question When I was joining the Walmart board I read the book about Sam Walton and never was there a person more community minded and that’s one of the reasons I got really intrigued by what they had built. Walmart is the ultimate fortune one but also the ultimate community business right. They are often the only store in town and they often act not just as a place to go buy things but as a meeting place, a place for communities to come together. And that’s certainly one thing I’ve learned. They’re also global. We’ve done some amazing work with Walmart and countries like India and so learning from Doug how he manages that global expansion has really been incredible. So, I feel really gifted I’ve been able to spend time watching a company and that sort of scale and the scale that we know we can build should be a global concepts everyone is the neighbor everyone wants to drive the community needs that utility in their local neighborhood

Everyone needs those $4 or $5 hamburgers at Walmart for a discounted low price so we will leave it there good luck on the transaction we’ll talk to you soon.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

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SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.